Submission of Matters to a Vote of Shareholders

A special meeting of shareholders of the Fund was held on December 6, 2010.
At the meeting, shareholders approved a new investment management agreement between the Fund and First Trust and a new investment sub-advisory agreement between the Fund, First Trust and FIDAC. 2,072,030 (51.11%) of the outstanding voting securities were voted at the meeting. The number of votes cast in favor of the new investment management agreement was 1,975,124, the number of votes against was 34,869, and the number of abstentions was 62,237. The number of votes cast in favor of the new investment sub-advisory agreement was 1,976,966, the number of votes against was 33,964, and the number of abstentions was 61,318. The terms of the new investment management agreement and new investment sub-advisory agreement are substantially similar to the terms of the previous agreements.